Exhibit 99.1

Xinyuan Real Estate Co., Ltd. Announces THIRD Quarter 2014 FINANCIAL RESULTS

BEIJING, China, November 11, 2014 – Xinyuan Real Estate Co., Ltd. (“Xinyuan” or “the Company”) (NYSE: XIN), a residential real estate developer with a primary focus on high growth cities in China, today announced its unaudited financial results for the third quarter 2014.

Highlights for the Third Quarter 2014

•	Net income was US$7.8 million, a 14.7% increase from US$6.8 million in the second quarter of 2014 and a 72.8% decrease from US$28.7 million reported in the third quarter of 2013.

•	Total third quarter revenues were US$163.6 million, a 1.9% decrease from US$166.8 million recorded in the second quarter of 2014 and a 32.0% decrease from US$240.7 million reported in the third quarter of 2013. Contract sales totaled US$167.7 million, a 15.6% decrease from US$198.7 million recorded in the second quarter of 2014 and a 31.2% decrease from US$243.7 million recorded in the third quarter of 2013.

•	Total gross floor area (“GFA”) sales were 100,300 square meters, a 33.0% decrease from 149,600 square meters sold in the second quarter of 2014, and a 34.0% decrease from 151,900 square meters sold in the third quarter of 2013.

•	Selling, General, and Administrative (“SG&A”) expenses as a percent of total revenue totaled 19.6% compared to 21.4% in the second quarter of 2014 and 9.6% in the third quarter of 2013.

•	Diluted net earnings per American Depositary Share (“ADS”) attributable to shareholders were US$0.10, compared to diluted net earnings per ADS of US$0.08 in the second quarter of 2014 and US$0.39 per ADS in the third quarter of 2013.

•	The Company repurchased 0.63 million ADSs at a total cost of approximately US$2.3 million in the third quarter of 2014.

Mr. Yong Zhang, Xinyuan's Chairman said, "China’s real estate market remained challenging across the industry in the third quarter as there remained less home purchase activity by consumers. This resulted in lower revenue and contract sales than we anticipated last quarter, however, we managed to meet our net income guidance and achieve sequential profit growth as operating expenses were lower. We had 14 projects that were active and available for sale and we acquired one land parcel in Xi'an City, Shaanxi Province in the third quarter.”

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“At the end of the third quarter, the government initiated some important policies to improve China’s housing market, which included allowing a broader range of home buyers access to lower down payments and easing mortgage credit. We believe such initiatives can help stabilize the real estate market and create more home purchasing activity over time. As we enter the fourth quarter, we will maintain strict cost controls and be highly selective with our land bank expansion activity. We have five new projects scheduled to launch in the fourth quarter and believe we are well positioned to enhance our performance as market conditions improve,” concluded Mr. Zhang.

Financial Results for the Third Quarter 2014

Contract Sales

Contract sales totaled US$167.7 million in the third quarter compared to US$198.7 million in the second quarter of 2014 and US$243.7 million in the third quarter of 2013. The Company’s GFA sales were 100,300 square meters in the third quarter of 2014 versus 149,600 square meters in the second quarter of 2014 and 151,900 square meters in the third quarter of 2013. The average selling price ("ASP") per square meter sold was RMB10,272 (US$1,672) in the third quarter of 2014 versus RMB8,155 (US$1,329) in the second quarter of 2014 and RMB9,976 (US$1,604) in the third quarter of 2013.

Breakdown of GFA Sales and ASP’s by Project

	Q3 2013		Q2 2014		Q3 2014		Unsold
	GFA	ASP	GFA	ASP	GFA	ASP	GFA
Project	(m2 000)	(Rmb)	(m2 000)	(Rmb)	(m2 000)	(Rmb)	(m2 000)
Zhengzhou Royal Palace	12.9	10,767	-	-	-	-	0.5
Zhengzhou Century East A	13.7	10,708	0.4	17,792	-	-	1.0
Zhengzhou Century East B	7.9	14,058	0.1	9,200	-	-	0.6
Zhengzhou Xin City	31.6	9,587	35.0	6,086	8.4	11,484	44.0
Zhengzhou Thriving Family	-	-	33.0	7,196	27.6	7,240	81.9
Xingyang Splendid I	-	-	24.5	5,250	6.5	5,366	86.8
Kunshan Royal Palace	-	-	6.3	10,081	6.6	8,875	222.0
Suzhou Xin City	29.3	8,160	10.8	10,040	5.5	10,659	9.6
Suzhou Lake Royal Palace	-	-	-	-	2.0	11,095	167.2
Jinan Xinyuan Splendid	48.5	10,021	25.8	8,895	20.1	9,881	54.1
Jinan Royal Palace	-	-	3.5	6,856	18.1	6,428	426.0
Xuzhou Colorful City	-	-	2.7	15,546	-0.3	8,863	91.3
Beijing Xindo Park	-	-	6.1	24,431	5.3	27,233	84.9
Chengdu Thriving Family	-	-	-	-	0.4	5,296	214.4
Others	8.0		1.4		0.1		4.5
Total	151.9	9,976	149.6	8,155	100.3	10,272	1,488.8

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Revenue

In the third quarter of 2014, the Company’s total revenue was US$163.6 million compared to US$166.8 million in the second quarter of 2014 and US$240.7 million in the third quarter of 2013.

Gross Profit

Gross profit for the third quarter of 2014 was US$43.5 million, or 26.6% of revenue, compared to a gross profit of US$43.3 million, or 25.9% of revenue, in the second quarter of 2014 and a gross profit of US$78.5 million, or 32.6% of revenue, in the third quarter of 2013. The increase in gross margin compared to the second quarter of 2014 was mainly due to car park sales in two Zhengzhou projects this quarter.

Selling, General and Administrative Expenses

SG&A expenses were US$32.1 million for the third quarter of 2014 compared to US$35.6 million for the second quarter of 2014 and US$23.0 million for the third quarter of 2013. As a percentage of total revenue, SG&A expenses were 19.6% compared to 21.4% in the second quarter of 2014 and 9.6% in the third quarter of 2013.

Taxation

In the third quarter of 2014, the Company reduced its unrecognized tax benefit liability related to the Zhengzhou Modern City project by US$8.7 million due to the expiration of a three-year statute of limitations period. Based on the levy method applied by the Zhengzhou local tax bureau before 2011, the Company’s Zhengzhou Modern City project located in Zhengzhou, was paying corporate income tax on a deemed profit method. Under the deemed profit method, taxable income is deemed to be 15% of cash receipts, regardless of actual income generated in 2010. The Company believed that it was more likely than not that the PRC national tax authorities would require Zhengzhou Modern City project to pay corporate income taxes based on the statutory taxable income method instead of the deemed profit method. Based on the above, the Company recorded the difference between the corporate income taxes due based on the statutory taxable income method and the corporate income taxes based on the deemed profit method amounting to US$8.7 million as tax liability since 2010. The three-year statute of limitation according to the PRC Tax administration and Tax Collection Law has already expired in 2014. Accordingly, the Company reduced its unrecognized tax benefit liability related to the Zhengzhou Modern City project by US$8.7 million.

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Net Income

Net income for the third quarter of 2014 was US$7.8 million, compared to US$6.8 million for the second quarter of 2014 and US$28.7 million for the third quarter of 2013. Net margin was 4.8%, compared to 4.1% in the second quarter of 2014 and 11.9% in the third quarter of 2013. Diluted earnings per ADS were US$0.10, compared to US$0.08 per ADS in the second quarter of 2014 and to US$0.39 per ADS in the third quarter of 2013.

Balance Sheet

As of September 30, 2014, the Company reported US$553.0 million in cash and cash equivalents (including restricted cash), compared to US$680.2 million as of June 30, 2014. Total debt outstanding was US$1,391.5 million, an increase of US$80.7 million, compared to US$1,310.8 million at the end of the second quarter of 2014. The balance of the Company’s real estate property under development at the end of the third quarter was US$1,599.1 million, compared to US$1,540.8 million at the end of the second quarter of 2014.

Project Status

Below is a summary table of projects that were active and available for sale in the third quarter of 2014.

	GFA		Contract Sales			Project Cost % Complete
	(m2 000)		(US$ millions)
Project	Total Active Projects	Sold to date	Total Active Projects	Sales to date	% Sold

Zhengzhou Royal Palace	132.4	131.9	248.9	246.1	98.9%	94.6%
Zhengzhou Century East A	77.3	76.3	129.1	127.4	98.7%	98.5%
Zhengzhou Century East B	166.5	165.9	253.0	252.1	99.6%	98.3%
Zhengzhou Xin City	206.4	162.4	341.1	245.3	71.9%	73.6%
Zhengzhou Thriving Family	142.5	60.6	150.2	71.1	47.3%	47.4%
Xingyang Splendid I	117.8	31.0	93.9	26.6	28.3%	44.2%
Kunshan Royal Palace	284.3	62.3	495.9	96.0	19.4%	48.6%
Suzhou Xin City	127.3	117.7	186.7	169.2	90.6%	80.7%
Suzhou Lake Royal Palace	169.2	2.0	365.5	3.6	1.0%	72.5%
Jinan Xinyuan Splendid	574.9	520.8	811.4	736.1	90.7%	88.8%
Jinan Royal Palace	447.6	21.6	694.6	22.8	3.3%	45.2%
Xuzhou Colorful City	129.0	37.7	210.8	56.0	26.6%	50.4%
Beijing Xindo Park	132.1	47.2	478.9	169.3	35.4%	74.4%
Chengdu Thriving Family	214.8	0.4	359.9	0.3	0.1%	58.6%
Others remaining GFA	4.5
Total active projects	2,926.6	1,437.8	4,820.1	2,222.2	46.1%	68.7%

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As of September 30, 2014, the Company’s total sellable GFA was approximately 2,534,100 square meters for active projects and under planning stage projects in China, up 2.7% from 2,467,300 square meters as of the Company’s last reporting earnings date. Below is a summary of all of the Company’s planning stage projects:

	Unsold GFA	Pre sales Scheduled
	(m2 000)
Xingyang Splendid II&III	177.4	Q4 2014
Zhengzhou Xindo Park (commercial)	146.2	Q4 2014
Sanya Yazhou Bay No.1	117.8	Q4 2014
Shanghai Royal Palace	57.2	Q4 2014
Changsha Xinyuan Splendid	252.6	Q4 2014
Newly Acquired Shaanxi Land	294.1	Q2 2015
Total projects under planning	1,045.3
Total active projects	1,488.8
Total all Xinyuan projects in China	2,534.1

The Company’s New York Oosten project has a total GFA of 37,078 square meters. Presales of the project are on track. As of October 31, 2014, approximately 20% of all units were under contracts. The revenue is expected to be recognized in 2016 after delivery.

Redemption of TPG Convertible Note

Subsequent to the end of the third quarter, the Company entered into a redemption agreement with TPG Asia VI SF Pte. Ltd. (“the Holder”), pursuant to which the Company has agreed to redeem in full on December 1, 2014 its 5% senior secured convertible notes due 2018 in an aggregate principal amount of US$75,761,009 issued on September 19, 2013 to the Holder. The Company will pay in cash as a redemption price an amount equal to (i) the principal of the Note, plus (ii) all accrued and unpaid interest up to and including the redemption date, plus (iii) an amount equal to the principal multiplied by 13%. The company has available cash to fund the redemption, however it is also considering other alternatives to finance the redemption.

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Conference Call Information

The Company will hold a conference call at 7:30 am ET on November 11, 2014 to discuss third quarter 2014 results. Listeners may access the call by dialing 1-913-312-0391. A webcast will also be available through the Company's investor relations website at http://www.xyre.com. A replay of the call will be available through November 18, 2014 by dialing 1-858-384-5517, access code: 2669871.

About Xinyuan Real Estate Co., Ltd.

Xinyuan Real Estate Co., Ltd. ("Xinyuan") (NYSE: XIN) is a developer of large scale, high quality residential real estate projects aimed at providing middle-income consumers with a comfortable and convenient community lifestyle. In China, Xinyuan primarily focuses its development projects in high growth cities, including Zhengzhou, Jinan, Suzhou, Kunshan, Xuzhou, Chengdu, Shanghai, Beijing, Changsha, Sanya, Xi’an and Hefei. The Company’s U.S. development arm, XIN Development Group International, Inc., is a pioneer amongst Chinese real estate residential developers, entering the US market in 2012. Xinyuan is the first real estate developer from China to be listed on the New York Stock Exchange. For more information, please visit http://www.xyre.com.

Forward Looking Statements

Certain statements in this press release constitute "forward-looking statements". These statements are made under the "safe harbor" provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements includes statements about estimated financial performance, sales performance and activity, among others and can generally be identified by terminology such as "will," "expects," "anticipates," "future," "intends," "plans," "believes," "estimates" and similar statements. Statements that are not historical statements are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties that could cause actual results to differ materially from those projected or anticipated, including, but not limited to, our ability to continue to implement our business model successfully; our ability to secure adequate financing for our project development; our ability to successfully sell or complete our property projects under construction and planning; our ability to enter into new geographic markets and expand our operations; the marketing and sales ability of our third-party sales agents; the performance of our third-party contractors; the impact of laws, regulations and policies relating to real estate developers and the real estate industry in the countries in which we operate; our ability to obtain permits and licenses to carry on our business in compliance with applicable laws and regulations; competition from other real estate developers; the growth of the real estate industry in the markets in which we operate; fluctuations in general economic and business conditions in the markets in which we operate; and other risks outlined in our public filings with the Securities and Exchange Commission, including our annual report on Form 20-F for the year ended December 31, 2013. Except as required by law, we undertake no obligation to update or review publicly any forward-looking statements, whether as a result of new information, future events or otherwise, after the date on which the statement is made.

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Notes to Unaudited Financial Information

This release contains unaudited financial information which is subject to year-end audit adjustments. Adjustments to the financial statements may be identified when the audit work is completed, which could result in significant differences between our audited financial statements and this unaudited financial information.

For more information, please contact:

In China:

Xinyuan Real Estate Co., Ltd.

Ms. Jing Ye

Investor Relations Director

Tel: +86 (10) 8588-9376

Email: irmanager@xyre.com

ICR, LLC

In U.S.: +1-646-308-1472

In China: +86 (10) 6583-7511

Email: William.zima@icrinc.com

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XINYUAN REAL ESTATE CO., LTD. AND ITS SUBSIDIARIES

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

(All US$ amounts and number of shares data in thousands, except per share data)

	Three months ended
	September 30,	June 30,	September 30,
	2014	2014	2013
	(unaudited)	(unaudited)	(unaudited)

Total revenue	163,612	166,824	240,665

Total costs of revenue	(120,154)	(123,565)	(162,152)
Gross profit	43,458	43,259	78,513

Selling and distribution expenses	(8,495)	(8,857)	(5,633)
General and administrative expenses	(23,642)	(26,761)	(17,397)

Operating income	11,321	7,641	55,483

Interest income	2,979	1,440	4,085
Interest expense	(5,904)	(7,467)	(5,608)
Income from changes in fair value of short-term investment	2,105	(85)	-
Other income	-	3,109	-
Exchange gains	-	50	-
Share of loss of an equity investee	(227)	(201)	-

Income from operations before income taxes	10,274	4,487	53,960

Income taxes	(2,501)	2,345	(25,212)

Net income	7,773	6,832	28,748

Net income attributable to Xinyuan Real Estate Co., Ltd. shareholders	7,773	6,832	28,748

Earnings per ADS:
Basic	0.10	0.09	0.40
Diluted	0.10	0.08	0.39
ADS used in computation:
Basic	75,325	76,343	71,360
Diluted	88,165	89,272	73,480

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XINYUAN REAL ESTATE CO., LTD. AND ITS SUBSIDIARIES

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

(All US$ amounts and number of shares data in thousands, except per share data)

	Nine months ended

	September 30,	September 30,
	2014	2013
	(unaudited)	(unaudited)
Revenue	556,848	608,578

Cost of revenue	(410,762)	(404,512)
Gross profit	146,086	204,066

Selling and distribution expenses	(22,133)	(11,281)
General and administrative expenses	(69,897)	(38,848)

Operating income	54,056	153,937

Interest income	5,865	8,596
Interest expense	(22,012)	(10,450)
Other income	3,109	-
Income from changes in fair value of short-term investment	2,105
Exchange gains	50
Share of loss of an equity investee	(645)	-
Income from operations before income taxes	42,528	152,083

Income taxes	(17,873)	(57,357)

Net income	24,655	94,726

Net income attributable to Xinyuan Real Estate Co., Ltd. shareholders	24,655	94,726

Earnings per ADS:
Basic	0.32	1.33
Diluted	0.30	1.31
ADS used in computation:
Basic	76,481	71,266
Diluted	89,440	72,344

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XINYUAN REAL ESTATE CO., LTD. AND ITS SUBSIDIARIES

CONDENSED CONSOLIDATED BALANCE SHEETS

(All US$ amounts and number of shares data in thousands)

	September 30,	June 30,	December 31,
	2014	2014	2013
	(unaudited)	(unaudited)	(audited)
ASSETS
Current assets
Cash and cash equivalents	319,443	374,120	587,119
Restricted cash	233,514	306,069	250,098
Short-term investment	5,029	3,348	-
Accounts receivable	23,436	31,244	8,528
Other receivables	108,860	85,914	10,593
Restricted deposit	11,410	11,409	11,514
Deposits for land use rights	359,437	220,737	297,389
Other deposits and prepayments	122,189	115,193	103,790
Advances to suppliers	18,889	25,367	15,317
Real estate property held for sale	1,694	2,970	5,524
Real estate property development completed	12,629	13,969	21,260
Real estate property under development	1,599,106	1,540,816	932,519
Amounts due from related parties	12,017	2,113	820
Amounts due from employees	1,228	713	59
Other current assets	159	193	-

Total current assets	2,829,040	2,734,175	2,244,530

Real estate properties held for lease, net	62,499	62,970	60,410
Property and equipment, net	46,697	46,089	46,706
Other long-term investment	242	242	242
Investment in joint venture	5,248	5,474	5,945
Deferred tax assets	14,796	14,528	10,191
Deferred charges	18,614	18,988	9,049
Other assets	7,968	7,063	5,028

TOTAL ASSETS	2,985,104	2,889,529	2,382,101

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XINYUAN REAL ESTATE CO., LTD. AND ITS SUBSIDIARIES

CONDENSED CONSOLIDATED BALANCE SHEETS

(All US$ amounts and number of shares data in thousands)

	September 30,	June 30,	December 31,
	2014	2014	2013
	(unaudited)	(unaudited)	(audited)
LIABILITIES AND SHAREHOLDERS’ EQUITY

Current liabilities
Accounts payable	254,731	250,675	194,403
Short-term bank loans and other debt	170,662	170,654	23,291
Customer deposits	106,803	93,927	75,285
Income tax payable	47,543	57,296	121,642
Deferred tax liabilities	103,428	105,402	78,958
Other payables and accrued liabilities	79,599	65,945	73,446
Payroll and welfare payable	7,342	3,980	19,638
Current portion of long-term bank loans and other debt	359,553	424,712	217,964
Current maturities of capital lease obligations	2,994	2,721	2,746

Total current liabilities	1,132,655	1,175,312	807,373

Non- current liabilities
Long-term bank loans	39,303	59,466	32,804
Other long term debt	821,982	655,957	536,943
Deferred tax liabilities	10,575	9,385	9,385
Unrecognized tax benefits	16,166	16,165	16,314
Capital lease obligations, net of current maturities	24,087	25,057	26,646
Redeemable non-controlling interests	2,836	2,836	-
TOTAL LIABILITIES	2,047,604	1,944,178	1,429,465

Shareholders’ equity
Common shares	16	16	16
Treasury shares	(16,773)	(14,507)	(3,085)
Additional paid-in capital	529,942	540,048	534,937
Statutory reserves	68,547	68,547	68,547
Retained earnings	257,435	253,365	244,310
Accumulated other comprehensive income	98,333	97,882	107,911
TOTAL EQUITY	937,500	945,351	952,636

TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	2,985,104	2,889,529	2,382,101

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